Filed by Allergan, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Inamed Corporation
Commission File No.: 1-09741
November 2005 Allergan's Offer for Inamed Corporation Allergan - A Premier Specialty Pharma Company Creating A World Leading Medical Aesthetics Franchise

Forward-looking
Statements
Supplemental
Information

Forward Looking Statement Information
          This presentation contains forward-looking information about Allergan and the combined company after completion of the transactions described herein. Forward-looking statements are statements that are not historical facts. The use of future tense and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward looking statements. These statements include, among other things, the following:
•	financial projections and estimates and their underlying assumptions;

•	statements regarding anticipated financial or operating performance and cash flows, including expected growth in revenues, earnings and EPS, revenue mix and the additional cash available for incremental R&D investment;

•	statements regarding plans, objectives and expectations with respect to future operations and products, including anticipated market growth and product mix;

•	statements regarding expected revenue and cost synergies from the proposed combination of the two companies;

•	the expected timing of the proposed transaction; and

•	other statements regarding strategies, objectives, goals and targets.
          Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Allergan, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, among other things:
•	the possibility that approvals or clearances required to be obtained by Allergan from regulatory and other agencies and bodies will not be obtained in a timely manner;

•	the possibility that divestitures may not be completed in a timely manner;

•	the possibility that the anticipated synergies and other benefits from the acquisition cannot be fully realized;

•	the possibility that assumptions regarding Inamed’s assets and liabilities are incorrect;

•	the possibility that the costs or difficulties related to the integration of Inamed’s operations with Allergan will be greater than expected;

•	the possible delay in the completion of the steps required to complete the eventual combination of the two companies;

•	business and economic conditions in the principal markets for the companies’ products, and other risk factors relating to their industry as detailed from time to time in Allergan’s or Inamed’s reports filed with the SEC.
          Additional risks and information concerning these and other factors can be found under the heading “Certain Factors and Trends Affecting Allergan and its Businesses” in Allergan’s 2004 Form 10-K and its Form 10-Q for the quarter ended September 30, 2005.
          The forward-looking statements included in this presentation represent Allergan’s expectations as of the date hereof, and such statements are based upon, among other things, the currently existing industry conditions, market conditions and prices, the economy in general and Allergan’s assumptions. Allergan may change its expectations, at any time and without notice, based upon any changes in such factors, in Allergan’s assumptions or otherwise. The cautionary statements contained in this presentation should be considered in connection with any subsequent written or oral forward-looking statements that Allergan or persons acting on its behalf might issue. This presentation includes estimates and other information prepared by third parties for which Allergan assumes no responsibility.
          These forward-looking statements should not be relied upon as representing Allergan’s views as of any date subsequent to the date hereof. Allergan undertakes no obligation to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof, including unanticipated events.
Additional Information
Allergan intends to file a Registration Statement on Form S-4 and may file other documents with the SEC in connection with the proposed acquisition of Inamed. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they will contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.

2

Compelling Proposition

Compelling Proposition Powerful combination of two fast-growing specialty companies Creates a world leader in medical aesthetics With significant cross-marketing/-selling opportunities Fits with Allergan's strategy of focusing on high-growth specialty markets and leadership positions in specialty markets Acquisition of Inamed accelerates sales growth All three Inamed product lines (dermal fillers, breast aesthetics and obesity intervention) have potential to grow at double digit rates Financially attractive with accretion on a Cash EPS basis in 2007 and beyond Strong Allergan management team Capable of running a larger company and successfully executing complex acquisition and integration plans Unwavering commitment to specialty pharma strategy

Offer Summary Offer Price: $84.00 per Inamed share Purchase Price: ~$3.2Bn Consideration: • $84.00 cash, or • 0.8498x Allergan shares Subject to proration: total value of consideration will be $1.45Bn in cash and 17.9MM shares of Allergan Pro Forma Ownership: ~88% Allergan, ~12% Inamed Expected Closing: January 2006 FTC / Hart-Scott-Rodino: Rapid and efficient disposal of Reloxin(r)

Allergan's Superior Offer Delivers substantially greater value to Inamed shareholders 27% premium over unaffected Inamed share price (as of 3/18/05) 12% premium over initial Medicis offer (as of 3/18/05) 16% premium over current value of Medicis offer (as of 11/14/05) 13% premium over current Inamed share price (as of 11/14/05) Greater certainty of value for Inamed shareholders Higher cash component (26% higher) Significant liquidity of Allergan stock (almost 3x dollar volume of Medicis) Stronger pro forma capital structure Timing of closure At least as fast as or faster than Medicis/Inamed transaction Ability to finalize HSR process without delay

Strategic Rationale

Aesthetics / Derm BOTOX Therapeutics Ophthalmology 0.21 0.21 0.58 Who is Allergan? Technology-driven, global specialty pharmaceutical company Discovers, develops and commercializes products to satisfy unmet needs and improve patients' lives Provides products for the ophthalmology, neurosciences, medical dermatology / medical aesthetics and other specialty markets Global marketing and sales capabilities in over 100 countries and 22 sales subsidiaries worldwide Headquartered in Irvine, California, with approximately 5,000 employees worldwide Strong management team capable of running larger business with expertise in complex transactions and a proven track record in the aesthetics, pharma and device markets 2005E Revenues ~$2.3Bn Ophthalmology Medical Dermatology / Medical Aesthetics Neurosciences (Therapeutics) 2000 2001 2002 2003 2004 2005E Botox Sales 240 310 440 564 705 820 ($MM) BOTOX(r) Revenues ^

** Adjusted for non-GAAP items and 2002 spin-off of Advanced Medical Optics, Inc. Includes the effect of EITF 04-8. See reconciliation at end of presentation. 2005E is based on guidance provided on 11/1/05. Proven Track Record * $ in Billions; in local currency excluding divested products. 2005E is based on guidance provided on 11/1/05 Allergan EPS ** Allergan Pharma Revenue * 20% CAGR 22% CAGR $1.1 $1.4 $1.7 $1.9 ~$2.3 2001 2002 2003 2004 2005E $1.48 $1.88 $2.30 $2.75 $3.26 2001 2002 2003 2004 2005E

Facial Aesthetics Obesity Breast Aesthetics 0.17 0.27 0.56 Acquisition consideration of $3.2B Global leader in dermatology and plastic surgery channels Leading product portfolio includes: Breast aesthetics: augmentation and reconstruction Dermal fillers: collagen & hyaluronic-acid based products Obesity intervention products: Lap-Band(r), BIB(r) system Headquartered in Santa Barbara with 1,200 employees worldwide Sales operations in U.S., Canada, U.K., France, Germany, Italy, Spain, Australia, Japan Manufacturing facilities: Fremont, CA; San Jose, Costa Rica; Arklow, Ireland 2005E Revenues ~$444MM (1) Breast Aesthetics Facial Aesthetics Obesity Intervention (1) Based on Street estimates for calendar year 2005 (~Mid teens market growth) (~25% market growth) (Gastric Band market [LAP-BAND(r)] growing at ~30%) Who is Inamed?

Allergan's Strategy for Tomorrow Follow R&D technologies into specialties Build presence within specialties Note: Pipeline products in red; Existing segments in blue; Areas of interest for licensing and acquisitions in yellow Ophthalmology Glaucoma - Memantine Retina -Posurdex -TKI -Sirna 027 Dry Eye Other Specialties Urology - BOTOX OAB BPH Medical Aesthetics - BOTOX Cosmetic - MD Forte - Prevage - Breast Aesthetics Dermal Fillers Juvederm Captique Hylaform Cosmoderm Zyderm Medical Dermatology - Taz+ - BOTOX Hyperhidrosis - Lap-Band Neurosciences - BOTOX Therapeutic - Alpha Agonists Pain - GSK Co- promote Imitrex Amerge

Creating A World Leading Medical Aesthetics Franchise

- Capitalizes on global trend of increasing personal expenditures on health & wellness and appearance
  - Cosmetics procedures in the U.S. expected to grow from 12 million in 2004 to over 21 million in 2006. Americans spent $12.5 billion on cosmetic procedures in 2004 (1)
  - Depth and breadth in dermatology (Allergan strength) & plastic surgery channels (Inamed strength) of combined company
- Creates a top global facial aesthetics company (*BOTOX*® Cosmetic / Vistabel® and fillers)
  - *BOTOX*® Cosmetic as world's leading non-surgical procedure and broadest line of complementary dermal fillers
  - Cross-marketing/-selling opportunities
- Offers leading breast aesthetics portfolio
  - High growth market (19% historical CAGR for augmentation)
  - Premium price opportunity for silicone implants
- Increases cash component of Allergan's business mix
- Addresses global obesity health crisis with one of the least invasive surgical options (BioEnterics® LAP-BAND®)
  - Gastric bypass is 1.6x-1.8x the average cost of Lap-Band procedure
  - Lap-Band procedures are safer than gastric bypass
  - Leverage Allergan's managed care / reimbursement infrastructure

12

(1) Source: American Society for Aesthetic Plastic Surgery

Allergan Medicis Amgen Galderma Novartis Inamed Aventis Mylan (Bertek) GSK Mentor Stiefel/Glades Connetics 3M J&J (Ortho) Roche BMS 0 100 200 300 400 500 600 Source: MAT September 2005 Verispan VONA Retail-U.S. Dermatology & Plastic Surgery (Including Breast Aesthetics) Only (no mail order or institution) Includes only companies with primary business in branded therapeutics Medicis includes Restylane sales = $90MM U.S. Leader in Medical Dermatology / Aesthetics Dollars ($MM) Pro Forma Allergan-Inamed Combined

Diversifying Product Portfolio Aesthetics / Derm BOTOX Therapeutics Ophthamology 0.21 0.21 0.58 Pro Forma: ~$2.7Bn Allergan Stand-alone: ~$2.3Bn Based on Allergan Pharma guidance to Street, historic 58% Therapeutic- 42% Cosmetic split of BOTOX(r) sales, and Street estimates for Inamed Ophthalmology Ophthalmology Medical Dermatology / Medical Aesthetics Neurosciences (Therapeutics) Neurosciences (Therapeutics) Medical Dermatology / Medical Aesthetics Gastro 2005E Revenues 28% 18% 49% 5%

Financial Overview Creating Shareholder Value

Significant Financial Benefits Revenue Enhanced growth profile Earnings Neutral to Cash EPS in 2006 Accretive to Cash EPS in 2007 and beyond Synergies Significant achievable revenue and cost synergies Incremental R&D Enhanced profitability facilitates incremental pharma R&D investment

Estimated synergies are substantially greater than Medicis' and include: Revenue Synergies: Breast aesthetics and dermal fillers complement BOTOX(r) Cosmetic offering Allergan / Inamed consumer marketing skills - DTC Sales synergies BOTOX(r) Cosmetic / dermal fillers / physician-dispensed creams Opportunities for aesthetic market share gains with Juvederm(r) in growing filler market BioEnterics(r) LAP-BAND(r) complements the potential of BOTOX(r) for gastroparesis Allergan reimbursement skills for BioEnterics(r) LAP-BAND(r) Leveraging Allergan's global sales infrastructure Cost Synergies - More than half of synergies relate to cost: Sales and marketing G&A Manufacturing Global Revenue & Cost Synergies

Enhancing Growth in Product Sales and Earnings 19.6% 20.0% Sales ('05 - '07) Inamed Stand-alone IBES Growth Rates* Sales: Accelerates sales growth, including: Product and sales synergies (cross- marketing/-selling, distribution, reimbursement) EPS: Accretive to Cash EPS in 2007 and beyond Facilitates upper teens earnings growth after incremental investment in pharma R&D *Includes Reloxin Allergan Post-Acquisition Impact: EPS (Long-Term)

Prudent Pro Forma Capital Structure Estimated cash component of transaction: $1.6Bn (1) Confident in ability to fund cash portion of the consideration Allergan is working with credit agencies regarding capital structure and pro forma ratings Goal is to remain investment grade Committed to de-leveraging and maintaining balance sheet flexibility Significant free cash flow generation (1) Includes estimated transaction fees and expenses

Superior Offer

Allergan Offer is Clearly Superior Medicis Offer Allergan Offer Medicis Offer Allergan Offer Medicis Offer Allergan Offer Current Offer Value (11/14/05) $72.15 $84.00 Premium to Medicis Offer N/A 16% Cash Consideration $30.00 $37.80 (1) Consideration Election (all cash / all stock) No Yes Average Daily Trading Volume $34MM $91MM Pro Forma Credit Profile Non-Investment Grade Investment Grade Center of Excellence in Santa Barbara No Yes (1) Stockholders may elect $84 in cash, subject to proration, $37.80 assumes maximum proration

Clear Roadmap to Completion Allergan is committed to rapid and efficient disposal of Reloxin(r) to a robust competitor, in full cooperation with FTC Allergan will ensure no delay in the launch of the product and no access to confidential product information by existing Allergan employees Acquisition closing expected in January 2006

Rapid Integration

Integration Strategy and Priorities Stand-alone Allergan Medical Aesthetics site in Santa Barbara Leveraging Inamed brand and market position Retain Inamed sales force Integration with BOTOX(r) Cosmetic Core Inamed R&D presence Emphasis on continuity with customers and preserving technological leadership Best practices to be taken from both companies Enhanced product portfolio to boost cross-selling opportunities Maintain pharmaceutical focus in Irvine Separate Pharma R&D Commercial Pharma Operations Clear and rapid integration plan

Conclusion

Create A World Leading Medical Aesthetics Franchise Powerful combination of two fast-growing specialty companies Strategic acquisition with industry leading complementary portfolio of products Growth enhancing, accretive transaction Fits with Allergan's strategy of expanding in existing specialties Preserves financial strength Significant reinvestment opportunities remain in core specialty pharmaceutical platforms Creates Value for All Stakeholders

Questions & Answers

Forward-looking
Statements
Supplemental
Information

Forward Looking Statement Information
          This presentation contains forward-looking information about Allergan and the combined company after completion of the transactions described herein. Forward-looking statements are statements that are not historical facts. The use of future tense and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward looking statements. These statements include, among other things, the following:
•	financial projections and estimates and their underlying assumptions;

•	statements regarding anticipated financial or operating performance and cash flows, including expected growth in revenues, earnings and EPS, revenue mix and the additional cash available for incremental R&D investment;

•	statements regarding plans, objectives and expectations with respect to future operations and products, including anticipated market growth and product mix;

•	statements regarding expected revenue and cost synergies from the proposed combination of the two companies;

•	the expected timing of the proposed transaction; and

•	other statements regarding strategies, objectives, goals and targets.
          Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Allergan, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, among other things:
•	the possibility that approvals or clearances required to be obtained by Allergan from regulatory and other agencies and bodies will not be obtained in a timely manner;

•	the possibility that divestitures may not be completed in a timely manner;

•	the possibility that the anticipated synergies and other benefits from the acquisition cannot be fully realized;

•	the possibility that assumptions regarding Inamed’s assets and liabilities are incorrect;

•	the possibility that the costs or difficulties related to the integration of Inamed’s operations with Allergan will be greater than expected;

•	the possible delay in the completion of the steps required to complete the eventual combination of the two companies;

•	business and economic conditions in the principal markets for the companies’ products, and other risk factors relating to their industry as detailed from time to time in Allergan’s or Inamed’s reports filed with the SEC.
          Additional risks and information concerning these and other factors can be found under the heading “Certain Factors and Trends Affecting Allergan and its Businesses” in Allergan’s 2004 Form 10-K and its Form 10-Q for the quarter ended September 30, 2005.
          The forward-looking statements included in this presentation represent Allergan’s expectations as of the date hereof, and such statements are based upon, among other things, the currently existing industry conditions, market conditions and prices, the economy in general and Allergan’s assumptions. Allergan may change its expectations, at any time and without notice, based upon any changes in such factors, in Allergan’s assumptions or otherwise. The cautionary statements contained in this presentation should be considered in connection with any subsequent written or oral forward-looking statements that Allergan or persons acting on its behalf might issue. This presentation includes estimates and other information prepared by third parties for which Allergan assumes no responsibility.
          These forward-looking statements should not be relied upon as representing Allergan’s views as of any date subsequent to the date hereof. Allergan undertakes no obligation to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof, including unanticipated events.
Additional Information
Allergan intends to file a Registration Statement on Form S-4 and may file other documents with the SEC in connection with the proposed acquisition of Inamed. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they will contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.

28

Allergan - Reconciliation of Selected Non-GAAP Financial Measures "GAAP" refers to financial information presented in accordance with generally accepted accounting principles in the United States. In this presentation, Allergan included historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission, with respect to the year ended December 31, 2004, as well as the corresponding periods for 2003 through 2001. Allergan believes that its presentation of historical non- GAAP financial measures provides useful supplementary information to investors. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States. In this presentation, Allergan reported the non-GAAP financial measure "adjusted earnings" and related "adjusted diluted earnings per share." Allergan uses adjusted earnings to enhance the investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities. Specifically, Allergan believes that a report of adjusted earnings provides consistency in its financial reporting and facilitates the comparison of results of core business operations between its current, past and future periods. Adjusted earnings is one of the primary indicators management uses for planning and forecasting in future periods. Allergan also uses adjusted earnings for evaluating management performance for compensation purposes. In this presentation, Allergan also reported sales performance using the non-GAAP financial measure of constant currency sales. Constant currency sales represent current period reported sales adjusted for the translation effect of changes in average foreign exchange rates between the current period and the corresponding period in the prior year. Allergan calculates the currency effect by comparing adjusted current period reported amounts, calculated using the monthly average foreign exchange rates for the corresponding period in the prior year, to the actual current period reported amounts. Management refers to growth rates at constant currency so that sales results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of Allergan's sales. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower, respectively, than growth reported at actual exchange rates.

Allergan - Reconciliation of Selected Non-GAAP Financial Measures

in millions, except per share amounts	Year Ended December 31, 2004
		Non-GAAP
	GAAP	Adjustments		Adjusted
Product sales
Net sales	$2,045.6	$—		$2,045.6
Cost of sales	386.7	—		386.7

Product gross margin	1,658.9	—		1,658.9

Research services
Research service revenues	—	—		—
Cost of research services	—	—		—

Research services margin	—	—		—

Selling, general and administrative	778.9	2.4	(a)	781.3
Research and development	345.6	—		345.6
Restructuring charge (reversal)	7.0	(7.0	)(b)	—

Operating income (loss)	527.4	4.6		532.0

Interest income	14.1	—		14.1
Interest expense	(18.1)	—		(18.1)
Unrealized gain (loss) on derivative instruments, net	(0.4)	0.4	(c)	—
Gain on investments, net	0.3	—		0.3
Other, net	8.8	(11.5	)(d)	(2.7)

	4.7	(11.1)		(6.4)

Earnings (loss) before income taxes and minority interest	532.1	(6.5)		525.6

Provision for income taxes	154.0	1.8	(e)	155.8
Minority interest	1.0	—		1.0

Net earnings (loss)	$377.1	$(8.3)		$368.8

Net earnings (loss) per share:
Basic	$2.87			$2.81

Diluted	$2.82			$2.75

Weighted average number of common shares outstanding:
Basic	131.3			131.3
Diluted	133.9			133.9

Selected ratios as a percentage of net sales

Gross profit	81.1%			81.1%
Selling, general and administrative	38.1%			38.2%
Research and development	16.9%			16.9%
(a)	Patent infringement settlement.
(b)	Restructuring charge related to the scheduled termination of Allergan’s manufacturing and supply agreement with AMO.
(c)	Unrealized gain/(loss) on the mark-to-market adjustment to derivative instruments.
(d)	Technology transfer fee and income from revised Vitrase collaboration agreement with ISTA Pharmaceuticals.
(e)	Favorable recovery of previously paid state income taxes and tax effect for non-GAAP adjustments.

30

Allergan - Reconciliation of Selected Non-GAAP Financial Measures

	Year Ended December 31, 2003				Year Ended December 31, 2002				Year Ended December 31, 2001

		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Product Sales
Net sales - pharmaceutical only	$1,672.7	—		$1,672.7	$1,357.2	$—		$1,357.2	$1,142.1	$—		$1,142.1
Non-pharmaceutical sales (primarily contract sales)	82.7			82.7	27.8			27.8	—	—		—

Total	1,755.4			1,755.4	1,385.0			1,385.0	1,142.1	—		1,142.1

Cost of sales - pharmaceutical only	242.5	—		242.5	191.4	(3.7)	(f)	187.7	198.1	—		198.1
Cost of sales - non-pharmaceutical	77.8	—		77.8	30.3	—		30.3	—	—		—

Product gross margin	1,435.1	—		1,435.1	1,163.3	3.7		1,167.0	944.0	—		944.0

Research services margin	1.5	—		1.5	3.7	—		3.7	4.2	—		4.2

Selling, general and administrative	693.6	—		693.6	629.5	(39.2)	(g)	590.3	481.1	(2.9)	(n)	478.2
Research & development	763.5	(458.0)	(a)	305.5	233.1	(4.7)	(h)	228.4	227.5	(40.0)	(l)	187.5
Legal settlement	—	—		—	118.7	(118.7)	(i)		—			—
Technology fees from related party	—	—		—	—	—		—	(0.7)			(0.7)
Restructuring charge (reversal) and asset write-offs, net	(0.4)	0.4	(b)	—	62.4	(62.4)	(b)	—	(1.7)	1.7	(m)	—

Operating income (loss)	(20.1)	457.6		437.5	123.3	228.7		352.0	242.0	41.2		283.2

Interest income	13.0	—		13.0	15.8	—		15.8	30.6	—		30.6
Interest expense	(15.6)	—		(15.6)	(17.4)	—		(17.4)	(18.1)	—		(18.1)
Gain (loss) on investments	—	—		—	(30.2)	30.2	(j)	—	(4.5)	4.5	(j)	—
Unrealized gain (loss) on derivative instruments, net	(0.3)	0.3	(c)	—	(1.7)	1.7	(c)	—	4.2	(4.2)	(c)	—
Contribution to The Allergan Foundation	—	—		—	—	—		—	—	—		—
Other, net	(6.5)	0.9	(d)	(5.6)	—	1.0	(k)	1.0	6.1	(6.5)	(o)	(0.4)

	(9.4)	1.2		(8.2)	(33.5)	32.9		(0.6)	18.3	(6.2)		12.1

Earnings (loss) from continuing operations before income taxes and minority interest	(29.5)	458.8		429.3	89.8	261.6		351.4	260.3	35.0		295.3

Provision for income taxes	22.2	101.1	(e)	123.3	25.1	73.3	(e)	98.4	88.5	(1.5)	(e)	87.0

Minority Interest	0.8	—		0.8	0.7	—		0.7	0.6	—		0.6

Earnings from continuing operations	$(52.5)	$357.7		$305.2	$64.0	$188.3		$252.3	$171.2	$36.5		$207.7

Basic earnings (loss) per share from continuing operations	$(0.40)	$2.74		$2.34	$0.49	$1.46		$1.95	$1.30	$0.28		$1.58

Diluted earnings (loss) per share from continuing operations	$(0.40)	$2.71		$2.31	$0.49	$1.43		$1.92	$1.29	$0.26		$1.55

Estimated AMO Spin-off Adjustments								$(0.04)				$(0.07)

Diluted earnings (loss) per share from continuing operations with AMO Spin-off adjustments								$1.88				$1.48

Effect of adopting EITF 04-8				$(0.01)

Adjusted Diluted Earnings per Share				$2.30

Total net sales	$1,755.4	$(45.9)	(p)	$1,709.5	$1,385.0	$6.5	(p)	$1,391.5	$1,142.1	$28.8	(p)	$1,170.9

Footnote references are on separate slide.

31

Reconciliation of Selected Non-GAAP Financial Measures In-process research and development charge related to the acquisition of Bardeen Sciences Company, LLC and Oculex Pharmaceuticals, Inc. Restructuring charge (reversal) and asset write-offs, net related to the spin-off of AMO. Unrealized loss on the mark-to-market adjustment to derivative instruments. Loss on early extinguishment of debt. Tax effect for non-GAAP adjustments. Duplicate operating expenses of $2.6 million and restructuring charge and asset write-offs of $1.1 million related the spin- off of AMO. Duplicate operating expenses incurred related to the spin-off of AMO. Duplicate operating expenses of $0.7 million and partnering collaboration expense of $4.0 million. Legal settlement regarding Lumigan. Marked-to-market loss on investments and related third party collaborations. Partnering deal settlement of $5.0 million, gain on sale of facility (spin-related) of $5.7 million and loss on early extinguishment of debt of $11.7 million. In-process research and development charge related to the acquisition of Allergan Specialty Therapeutics, Inc. Restructuring charge reversal related to the 1998 Restructuring Charge. Duplicate operating expenses of $4.4 million related to the spin-off of AMO, net of income of $1.5 million from a partnering agreement. Gain on sale of facility (1998 restructuring-related) of $4.5 million and $2.0 million gain on the sale of divested pharmaceutical products in Brazil. The adjustment to measure sales using constant currency.

November 2005 Allergan's Offer for Inamed Corporation Allergan - A Premier Specialty Pharma Company Creating A World Leading Medical Aesthetics Franchise